EXHIBIT 99.1

Precision Drilling Corporation Announces the Results of the 2021 Annual Meeting of Shareholders

CALGARY, Alberta, May 13, 2021 (GLOBE NEWSWIRE) -- Precision Drilling Corporation (“Precision” or the “Company”) is pleased to announce the results of the election of board members at its 2021 Annual Meeting of Shareholders held on May 13, 2021 (the “Annual Meeting”). Shareholders approved the election of all 8 (7 of whom are independent) of the nominee directors presented in the Company’s Management Information Circular, dated March 31, 2021.

The shares represented at the Annual Meeting voting in favour of individual nominee directors are as follows:

Nominee	# Votes For	% Votes For	# Votes Withheld	% Votes Withheld
Michael R. Culbert	6,035,585	95.14	308,430	4.86
William T. Donovan	6,007,465	94.70	336,549	5.30
Brian J. Gibson	6,015,155	94.82	328,860	5.18
Steven W. Krablin	5,466,944	86.17	877,071	13.83
Susan M. MacKenzie	5,908,019	93.13	435,995	6.87
Kevin O. Meyers	5,454,687	85.98	889,328	14.02
David W. Williams	6,037,928	95.18	306,086	4.82
Kevin A. Neveu	6,113,052	96.36	230,963	3.64

Precision’s non-binding advisory vote on executive compensation (“Say-on-Pay”) was narrowly defeated. Although this Say-on-Pay vote is an advisory vote and the results are not binding upon the Board, the Board will take into account the results of this vote, together with other shareholder feedback as we consider our future compensation decisions.

Final voting results on all matters voted on at the Annual Meeting will be filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

About Precision
Precision is a leading provider of safe and environmentally responsible High Performance, High Value services to the energy industry, offering customers access to an extensive fleet of Super Series drilling rigs. Precision has commercialized an industry-leading digital technology portfolio known as “Alpha” that utilizes advanced automation software and analytics to generate efficient, predictable, and repeatable results for energy customers. Additionally, Precision offers well service rigs, camps and rental equipment and directional drilling services all backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada and is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS.”

For further information, please contact:

Carey Ford, Senior Vice President & Chief Financial Officer
713.435.6100

Dustin Honing, Director, Investor Relations & Corporate Development
403.716.4500

800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website: www.precisiondrilling.com